April 20, 2010

By EDGAR Transmission

Celeste M. Murphy
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:

Action Industries, Inc.
Preliminary Information Statement on Schedule 14C
Filed March 26, 2010
File No. 0-52455

We hereby submit the responses of Action Industries, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated April 6, 2010, providing the Staff’s comments with respect to the above referenced information statement on Schedule 14C (the “Information Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

General

1.
We note that, pursuant to the terms of the Share Exchange Agreement, you agreed to effect the reverse split so that the preferred stock issued as consideration in the share exchange transaction could be automatically converted into 98.5% of your outstanding common stock. We also note that you did not have sufficient authorized but unissued common stock available at the time of the share exchange transaction to issue shares of common stock representing 98.5% of your outstanding shares. Therefore, it appears that you are required to provide all of the information with respect to the transaction and the parties thereto required by Item 14 of Schedule 14A. Refer to Item 1 of Schedule 14C and Note A to Schedule 14A. Please revise your preliminary information statement accordingly. Note also that information may be incorporated by reference only in the manner and to the extent specifically permitted in the items of Schedule 14A. See Note D to Schedule 14A and Item 14(e) of Schedule 14A.

If you disagree, please provide a detailed analysis as to why you believe you are not required to include in the Schedule 14C all of the information regarding the acquisition set forth in Item 14 of Schedule 14A.

Company Response: We have revised the information statement to include the disclosure required by Item 14 of Schedule 14A.

In addition, we acknowledge and agree that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	the Staff comments or changes to disclosures in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact our securities counsel, Adam Guttmann at (415) 955-8900 ext. 112.

Sincerely,

Action Industries, Inc.

By:	/s/ Chaojun Wang
Chaojun Wang
Chief Executive Officer